NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 02, 2024, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(1) That the entire class of this security was called for redemption, maturity or retirement on December 06, 2023; appropriate notice thereof was given; funds sufficient for the payment of all such securities were deposited with an agency authorized to make such payment; and such funds were made available to security holders on December 21, 2023. InterPrivate III Financial Partners Inc. announced that, due to its inability to consummate an initial business combination within the time period required by its Amended and Restated Certificate of Incorporation, the Company intends to dissolve and liquidate and will redeem all of its Class A Common Stock for approximately $10.75. The Redemption Amount will be payable to the holders of the Class A Common Stock upon presentation of their respective share or unit certificates. There will be no redemption rights or liquidating distributions with respect to the Company's warrants. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on December 11, 2023.